

sunny
FAST COMPANY
2023 World Changing Ideas Award Finalist
"this was the first time they're seeing a period product that truly checks all of their boxes..."
sunny

INVEST IN **SUNNY**

The viral 'ingenious' period cup and applicator that is a 'total game changer for period care'

LEAD INVESTOR

K

Kelli Jones

Sixty8 Capital has supported and invested in Sunny because they are truly revolutionizing the period product industry with a product that is not only sustainable and eco-friendly, but also changes the game for women to use menstrual cups in a more effective way. We believe in the mission of providing a healthier and environmentally conscious alternative to traditional period products, and we are proud to support Sunny and its innovative approach to this important issue.

Invested $50,000 this round & $500,000 previously

sunnyperiod.com Boston MA













Highlights

1. $700k in PRE-ORDER revenue as of April 2022

2. Finalist for Fast Company's World Changing Ideas Award 2023

3. 2nd largest period care brand on TikTok, 300M+ video views, 800k engaged monthly social media users

4. $1.5M venture backing by Atento Capital, Sixty8 Capital, and Debut Capital

5. Over 19,000 periods served via pre-orders, shipping September 2023

6. Positioned to disrupt the $39Bn period care industry and 6.75% CAGR reusable period care segment

7. We believe we're on a strategic path to surpass $12M in sales by 2025

Our Team



Cindy Belardo CEO + Co-Founder

•Passionate trailblazer with several years of experience in female healthcare prior to Sunny •Won a grant to lead research in India on 200 menstruator's first time menstrual cup use •Presented a TedX Talk on her team's findings



Drew Jarvis CMO + Co-Founder



•Developed prime strategic marketing capabilities during her time in Brand Management at P&G •Curated a communications team and digital marketing tactics that grew the Sunny brand reach to over 300 million people in under a year



Lana Gailani Project Manager

•Key industry experience in CPG manufacturing, sales, marketing, and distribution •Led cross-functional teams to over $7.5M in sales enabling 2x company growth •Built out and maintains Sunny's supply chain and vendor management



Danielle Burden Quality Manager

•5+ years of experience in developing and implementing quality systems for menstrual care startups •Launched 2 new medical devices internationally and/or domestically •Building and advising on Sunny's Quality Systems and aiding in strategic planning



Cinestie Olson Communications Manager

•Expertise in PR, Communications, and Social Media Marketing since high school •Worked at YSS, which is the largest and oldest youth serving nonprofit organization •Leads high revenue generating campaigns and has produced multiple viral videos



Chris Hartshorn Financial Consultant

•6+ years in direct accounting experience through Big 4 accounting firm, EY •Led high-growth startups as C-suite and consultant for the past 12+ years •Passionate about helping increase startups' investment value through direct on-site engagement



Ben Ettinger Lead Product Engineer

•Director of Product at Glassboard LLC, leading Product Engineering firm in IN •8+ years of industry experience with multiple patents attached to his work •Helped create the Sunny Cup + Applicator from its inception after years of collaborative research



Aisha Banks Customer Support Specialist

•7+ years of customer support experience in related sales industries, helping achieve

years of customer support experience in related sales industries, helping achieve over $1k sales transactions at a time at high end retailers •Merged her past experience and tact with Sunny's brand language to provide the best care to our customers

---

Why Sunny


sunny
sunny

Period cups are nothing new. They were first invented in the 1930s (😱), but despite the significant environmental, financial, and convenient benefits of the reusable menstrual collection device, they have been largely unheard of and unadopted until recent years. Period products in general have been historically invented by men with little care for or consideration of the *actual* needs of people with periods. It wasn't until recently that we've seen a period care revolution in which menstruators are choosing to be empowered by the products they choose and are no longer accepting the expensive, wasteful, and uncomfortable tampons and pads they've been stuck with since the beginning of time. With the readiness for better period care, comes innovation.

How has Sunny created a "total game changer" in period care? After spending 5

How has Sunny created a "total game changer" in period care? After spending 5 years on R&D filled with hundreds of prototypes, consumer surveys, beta tests, and focus groups, passionate Sunny co-founders meshed ALL the benefits of reusable period cups with the familiarity of a tampon. And how did the public react? Despite being pre-launch, Sunny has reached hundreds of millions of fans and have largely been met with the same reaction "duh?! this is genius!" After listening to menstuators' pain points and addressing the #1 barrier to switching to a period cup (intimidation of insertion), the Sunny Cup + Applicator was a no-brainer.

The world is ready for better period care... but no one should give up convenience

Disposable period products cost each menstruator $6,000 in their lifetime, create 200k Tons of waste each year, and often contain harmful chemicals and dyes.

In recent years, we've seen a spike in interest in reusable period care alternatives. The Menstrual Cup segment is growing faster than the tampon and pad industries combined at a 6.75% CAGR.

73% of people would switch to a cup if it were user-friendly

While menstrual cups are better for the environment, our bodies, and save money, they have an overall low adoption rate due to their intimidating and unfamiliar nature. We found that the #1 barrier to switching to a period cup is the insertion process.

The answer: make a period cup

The answer: make a period cup that inserts like a tampon (duh)

The Sunny Cup + Applicator is the period cup that inserts like a tampon with a reusable applicator, eliminating #1 barrier (intimidation of insertion) for people to switch to menstrual cups.

The Sunny Cup has all the environmental, health, and financial benefits of a menstrual cup with the familiarity of a tampon. It can be worn for up to 12 hours, holds 2-5x more liquid than a tampon, saves the user up to $6,000 in their lifetime, and saves 14,000 tampons/pads from landfills in the user's lifetime.







The Science of sunny



Video unavailable
This video is private



Unlike other, bulkier cups, the Sunny Cup has the ability to fold as thin as a tampon, which allows it to fit into our reusable, tampon-style applicator. It's made of soft, flexible, medical grade silicone that cannot be felt when worn! The unique design of the Sunny Cup along with the pairing of the two devices are patent pending under two design and one utility patent.





slanted rim
for easier insertion
soft, flexible tip
for comfortable insertion
tampon-style applicator
to insert like a tampon
thin-walled section
to fold as thin as a tampon
grip rings
for easier removal

Our Products



all cardboard packaging 100% recyclable and compostable



one sunny cup replaces 528 disposable tampons



free from bpas, pfas, and made without latex or harmful chemcials and dyes



save over $6,000 in your lifetime by switching to the sunny cup + applicator

A Pre-Launch SUCCESS Story

Sunny opened up pre-orders DTC through our website and social media shop pages in the US after going viral on TikTok in April of 2022. We're currently focusing our strategic scaling on our $3.1Bn target segment here in the US (~63M potential customers), primarily Gen Z and Millennials interested in sustainable period care. With over 19,000 pre-orders already, we continue to build our email list of thousands more ready to purchase at launch!

After an incredible response from customers, we are so excited to begin shipping orders this September 2023 and test in other markets in retail and globally DTC!

Want proof? Check out our traction

LTV:CAC
5:1 | 24 mo.

19,000+
pre-orders sold


Social Media Ads
CTR: 13.58%
2.78% conversion
Engagement
2nd largest period care brand on TikTok
Over 800k people engaged/month
Future Customers
22,000+
Email sign ups
to date
$700k collected
97% Customer Loyalty
Pre-orders sustained since opened in April 2022
(3% Refund Rate)

8x growth in sales revenue expected at launch

**not guaranteed

Testers and pre-order customers already LOVE Sunny

Since going viral, Sunny has gained an ample following and subsequent community across social media. We have taken the kick start that the first viral video provided and transformed it into a sustainable group of engaged followers, soundboards, and leads.

We have continued to go viral dozens of times, have gained the attention of major menstrual cup reviewers, calling AliExpress's horrible device a "rip off of the Sunny Cup Applicator", and have been championed by excited pre-order customers through word of mouth.

Have you tried Googling "menstrual cup"? Well, ever since our pre-order launch, we've CHANGED Google's search to include menstrual cup applicator as a top

We've CHANGED Google's search to include menstrual cup applicator as a top result (and Sunny pops right up when you click on it 😉)

Sunny is the standard | **Unprecedented support** | **Game-changing SEO**







I just ordered this rip off of the Sunny Cup cup applicator

idk if it helps but there is this brand called @Sunny and they made a device thingy to insert it easeyer (idk how to spell that)to insert the cup
Reply
Meghan | Personal Finance ▸ grace | pers...
It takes a bit of practice to get it in correctly but there's a brand called @Sunny that helps insertion made easy! Like a tampon!
Reply
Emily Peck
@sunnyperiod has a cup with an applicator, high recommend!
Reply
MAGGIE
@Sunny Period cup + applicator and @Our.cora are all I'm sticking to right now.
Reply
Erica
mentioned you in a comment:
@Sunny has a cup applicator

10:20
menstrual cup
menstrual cup
menstrual cup applicator
menstrual cup applicator tool
menstrual cup vs disc
menstrual cup how to use
menstrual cups for beginners
menstrual cup quiz

This isn't just theory....

88% of early Beta Testers said they'd use the Sunny Cup again

Sunny co-founders and our team spent YEARS in prototyping to ensure the best product possible and a positive user response. Check out some of our Beta tester's responses below!



"The applicator is so cool and would be such an easy transition for tampon users or for anyone else that's a first time cup user!"

Megan, 23

"I loved that inserting the cup was a lot quicker than when I wear my [other] cup. The material is softer and



"...more gentle, the applicator helped immensely."

— Valeria, 28



"The applicator makes it much more accessible, user friendly, and less intimidating."

— Leah, 21

Our customers aren't the only ones talking! Check out our GLOBAL Press



The New York Times

"First-of-its-kind-cup"

BuzzFeed

"It's so ingenious that people are rushing to try them"

FORTUNE

"The video went viral...with proof of interest in the product"




UP WORTHY

"A total game changer for period care"


USA TODAY

"The Gist is partnering with Sunny... to give period products to underprivileged communities"


FEMTECH INSIDER

"An inclusive period care e-commerce company"


STARTUP LADIES

"There has not been much innovation in the period industry in the last eighty+ years. Not so, until now."

Reusable period care market and its BOOMING growth

Disposable period products produce massive amounts of waste, cost billions each year, and an increasing number of people are looking to reusables in western countries

200 Tons	$6k+	48%
Of disposable period product waste per year in landfills	Spent in ONE persons lifetime on disposable period products	People in similar countries have used reusable period products*

*The National Library of Medicine reports that 48% of people in comparable countries (Australia) currently use or have used reusable period products, citing sustainability, leakage protection, and comfortability as the reasons for making the switch.

This accounts for the 6.75% CAGR of the already $39Bn global menstrual health market. Interestingly enough, our research shows that **the number of people interested in a menstrual cup in the US is the same as the number of people who own a truck in the US** (crazy, right?!)



The Global Menstrual Health Market:
$39
BILLION
*26% of US has periods, 73% of them interested in menstrual cups
= 18.98% of US in target segment
*18.2% of US owned a truck in 2021
Reusable period care: 6.75% CAGR
Tampon and pads: 4.20% CAGR
63M customers in US target segment = $3.1Bn
People interested in menstrual cups in US (18.98%) = People who own a truck in the US (18.2%)



FemTech deals, number
300
250
200
150
100
50
FemTech funding,[1] $ billion
2.5
2.0
1.5
1.0
0.5










Funding to FemTech has grown more than 2x YoY since 2019 shows research by McKinsey & Company. A majority of funding has gone to early stage consumer product startups, indicating room for growth within this space. Market data indicates a significant an opportunity for innovation in reusable period care, specifically.

A 2022 report shows a 16.3% CAGR across all FemTech categories, with Menstrual Health being the second largest. A majority of this growth and sustainability is focused in the United States, a booming market for period care innovation.

New markets and product innovation will ACCELERATE Sunny's growth

Our loyal community members and customers are already demanding different Sunny Cup + Applicator accessories, sizes, and expansion into international markets and retail! This unlocks incredible growth potential for Sunny to become a one stop shop for all things period and personal care.



***this slide contains forward projections which cannot be guarantee

Period Care solutions brought to you by Our Team of EXPERTS

Cindy, our CEO and Co-Founder learned about the menstrual cup as an eco-friendly alternative to tampons. This started her journey in 2018 into period care, leading a team on a trip to India to research 200 menstruators' first time menstrual cup use experiences. There, she learned about and developed a passion for ending period poverty, period taboos and the need for honest education. Afterward she presented her findings in a TedX Talk (so cool, right?!) This kickstarted the beginning of her company.

Drew, our CMO and Co-Founder, first began innovating in period care after trying a menstrual cup in high school. She found that while not a perfectly innovative product, they had many benefits. This led her to entering into and winning a business idea pitch competition her senior year for her idea of a menstrual cup that inserts like a tampon. While learning about period care, she came across the term Period Poverty. Long story short, she decided then to make it her mission to be more than a period product company, but to make an impact to all menstruators.



company, but to make an impact to all menstruators.

It was by chance that the two met, but they instantly knew they were two pieces to the same puzzle. Together they grew their company and passion for periods and self care as a whole, and they created the best earth-friendly products, inclusive education, and global impact initiatives.

Nice to meet you.





Cindy Belardo
CEO + Co-Founder
gener8tor TEDx

Drew Jarvis
CMO + Co-Founder
 P&G



Lana Gailani, PMP,
Project Manager
 Ever Smile



Danielle Burden
Quality Manager
 saalt



Chris Hartshorn
Fractional CFO
 EY



Ben Ettinger
Engineer and Product
Development Lead




Cinestie Olson
Communications
Manager




Aisha Banks
Customer Service
Representative
NORDSTROM

Invest alongside our institutional investors

By investing in Sunny now, you benefit from the SAME terms as our professional, institutional investors and VCs in our previous pre-seed raise.

$700k+ in pre-order sales and projected 8x growth at launch

$8.1M



***this slide contains forward projections which cannot be guaranteed

We're excited to give our longtime supporters, peers, and extended network an opportunity to invest at the ground level. Whether you're a first time or seasoned investor, here is your opportunity to invest in the most accessible way. Join Sunny in the long-awaited revolution of the period care industry!

Hear directly what our lead and early stage investors have to say



Michael is the Founder and General Partner of Atento Capital. After founding several multi-million dollar companies, he became an Angel in many successful early stage startups.

"We are investing in and betting on these two women being able to figure it out"

-Michael Basch, Atento Capital

Kelli is the founder of multiple firms that build and invest in diverse tech ecosystems. Sixty8 is focused on underrepresented founders with scalable businesses and a clear road to profitability.

"We invested in Sunny because they are truly revolutionizing the period product industry... We are proud to support Sunny and their innovative approach to this important issue"

-Kelli Jones, Sixty8 Capital





Cy has over two decades of experience in entrepreneurship and advisory. Primarily focused on high-growth startups in the midwest, he is industry agnostic with a wide array of experiences.

"While working with Cindy and Drew on their latest capital raise I have been so impressed with their dedication as startup founders. They are carving out a niche in the global period care market."

-Cy Megnin, Elevate Ventures

Jake is a Principal Investor at Inicio Ventures, aimed at amplifying and scaling underrepresented Latinx and BIPOC Founders. He is an MBA with a passion for impact.



"Sunny represents the types of startups that we get most excited about: an incredibly gifted, passionate, diverse team with a unique and compelling solution that addresses a big need."

-Jake Lefker, Inicio Ventures